Logistic Properties of the Americas Completes US$145 Million Asset Sale in Peru

Transaction monetizes a mature asset at a nearly 20% premium to prior carrying value and provides additional growth capital for continued expansion in Mexico

LIMA, Peru – September 30, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company") today announced the closing of the previously disclosed sale of Parque Logístico Lima Sur to FIBRA Prime, a preeminent diversified Real Estate Investment Trust in Peru, for US$145.0 million, following approval by Peru’s antitrust authority, INDECOPI, and the satisfaction of customary closing conditions.

The sale price represents a nearly 20% premium to the property’s carrying value prior to the fair value adjustment recorded in the second quarter of 2026, when the transaction was agreed. The full divestment of this approximately 1.3 million-square-foot, institutional-grade logistics park crystallizes the value created through LPA’s development and leasing efforts, while advancing the Company’s strategy to reallocate capital to higher-returning assets in select high-growth submarkets in Mexico. LPA believes the sale price, negotiated with an independent institutional buyer, provides relevant market-based support for the appraised value of its real estate portfolio. The Company’s book value per share stood at US$8.62 as of June 30, 2026, which included that fair value adjustment.

LPA intends to redeploy the proceeds of the sale into its actionable investment pipeline in Mexico, where strong domestic consumption, e-commerce, nearshoring, and AI-driven electronics manufacturing tailwinds continue to support compelling risk-adjusted returns for strategically located industrial real estate properties. The current pipeline includes several prospective acquisitions as well as LPA’s previously announced master forward purchase agreement with Fortem Capital for stabilized assets in Central Park 57.

LPA received US$85.0 million at closing, with the remaining US$60.0 million payable in two equal installments of US$30.0 million each, due 12 and 24 months after closing. To accelerate access to the deferred proceeds, LPA has entered into a US$55.0 million credit facility with BTG Pactual. The facility bears interest at a fixed annual rate of 8.50%, with repayments aligned to the installment schedule.
LPA will continue to manage Parque Logístico Lima Sur on behalf of FIBRA Prime, retaining responsibility for property operations, tenant relationships, and service delivery, while earning fee income for these services. The Company’s Peru platform remains anchored by Parque Logístico Callao, which is located adjacent to Jorge Chávez International Airport and provides seamless connectivity to the Port of Callao.

“The closing of the Lima Sur property sale demonstrates our ability to develop, acquire, manage, and monetize institutional-grade logistics assets across the entire real estate investment cycle,” said Esteban Saldarriaga, Chief Executive Officer of LPA. “The transaction strengthens our balance sheet, increases our financial flexibility, and provides additional capital to continue pursuing attractive growth opportunities in Mexico, while underscoring the depth and breadth of our unique regional platform and network of relationships. It also marks an important step as we gradually evolve toward a capital-light model in select geographies, where we intend to partner with institutional investors, family offices, and high-net-worth individuals who see value in investing alongside a proven, vertically integrated real estate leader like LPA.”

“The significant value generated in just six years by our Lima Sur park reflects the strength of LPA’s Peru platform and our disciplined approach to property development and active asset management,” said Álvaro Chinchayán, Country Manager for Peru. “We are pleased to continue operating the property for FIBRA Prime and look forward to building a long-term, fruitful relationship with this recognized institutional partner.”

"The acquisition of Parque Logístico Lima Sur represents an important milestone for FIBRA Prime and significantly strengthens our presence in the logistics sector. We are adding a premier, institutional-grade, stabilized asset with immediate income generation,” said Ignacio Mariátegui, Chief Executive Officer of FIBRA Prime. “Beyond the quality of the asset itself, Lima Sur positions us to capture structural trends linked to the new economy, including the growth of e-commerce, omnichannel distribution, and the increasing demand for modern and efficient logistics infrastructure. With Lima Sur, we continue advancing our strategy of building a diversified portfolio of high-quality real estate assets, with recurring income generation and long-term value creation potential for our investors.”

About Logistic Properties of Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional-grade industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistics operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue growing through strong client relationships, local market insight, and the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information, visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com